EXHIBIT 23.1

CONSENT OF DELOITTE & TOUCHE LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement on Form S-4 No. 333-161181 of our reports dated March 16, 2009 (except for the matter discussed in Note 14, as to which the date is August 6, 2009) relating to the financial statements of BioSante Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty about BioSante Pharmaceuticals, Inc.’s ability to continue as a going concern); and our report dated March 16, 2009 relating to the effectiveness of BioSante Pharmaceuticals, Inc.’s internal control over financial reporting, appearing in the joint proxy statement/prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such joint proxy statement/prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

August 19, 2009